EXHIBIT 99.2

NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis

For the year ended

December 31, 2021

Management’s Discussion and Analysis

This discussion and analysis (“MD&A”) was prepared by management of NXT Energy Solutions Inc. (“NXT”, “we”, “us”, “our” or the “Company”) based on information available as at March 31, 2022 unless otherwise stated, has been approved by the Board of Directors of the Company (the “Board”), and should be reviewed in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2021 (the “consolidated financial statements”). This MD&A covers the unaudited three and twelve month periods ended December 31, 2021, with comparative amounts for the unaudited three and twelve month periods ended December 31, 2020.

Our functional and reporting currency is the Canadian dollar. All references to “dollars”, “$” and “CDN$” in this MD&A are to Canadian dollars unless specific reference is made to United States dollars (“US$”).

NXT® and SFD® are registered trademarks of NXT in Canada and the United States.

Advisories

Forward-looking Information

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable securities laws. These statements typically contain words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “will”, “continue” and similar words and phrases suggesting future outcomes or an outlook. Forward-looking statements in this document includes, but is not limited to:

•

payment of the Consideration (as defined below), and the satisfaction of the conditions thereto (including with respect to cash balances, receipt of funds, and the execution and completion of contracts);

•	the development, commercialization and protection of the SFD® technology for geothermal resource exploration;

•

the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;

•	the Company’s pursuit of opportunities to secure new revenue contracts;

•	estimates related to our future financial position and liquidity including certain contractual obligations; and

•	general business strategies and objectives.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect. Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to develop and market our SFD® technology and services to current and new customers;

•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;

•	our ability to obtain all permits and approvals required;

•	our ability to obtain financing on acceptable terms;

•	our ability to obtain insurance to mitigate the risk of default on client billings;

•	foreign currency exchange and interest rates; and

•	general business, economic and market conditions (including global commodity prices).

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Although NXT believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure new revenue contracts;

•	health, safety and the environment (including risks related to the COVID-19 pandemic);

•	the emergence of alternative competitive technologies;

•	our ability to develop and commercialize the geothermal technology;

•	our ability to service existing debt;

•	our ability to protect and maintain our intellectual property (“IP”) and rights to our SFD® technology;

•	our reliance on a limited number of key personnel;

•	our reliance on a limited number of aircraft;

•	our reliance on a limited number of clients;

•	counterparty credit risk;

•	foreign currency and interest rate fluctuations;

•	the likelihood that the Company’s ICFR (as defined below) will prevent or detect material misstatements in our consolidated financial statements;

•	changes in, or in the interpretation of, laws, regulations or policies; and

•	general business, economic and market conditions (including global commodity prices).

For more information relating to risks, see the section titled “Discussion of Operations – Risks and Uncertainties” in this MD&A and the section titled “Risk Factors” in NXT’s most recently filed Annual Information Form. Except as required by applicable securities law, NXT undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Financial outlooks are provided for the purpose of understanding the Company’s accounting practices and liquidity position, and the information may not be appropriate for other purposes.

Non-GAAP Measures

NXT’s accompanying audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This MD&A includes references to net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures being presented by other entities. Net working capital is the net result of the difference between current assets and current liabilities, and can be used by investors and management to assess liquidity at a particular point in time. See “Liquidity and Capital Resources – Net Working Capital” for further information.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Description of the Business

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary and patented Stress Field Detection (“SFD®”) survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables NXT’s clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT. NXT provides its clients with an effective and reliable method to reduce time, costs and risks related to exploration.

Financial and Operational Highlights

Key financial and operational highlights for Q4-21 and YE-21 are summarized below:

•

the Company completed the 2021 advisory services and funding of $50,000 from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) to support the research and development of the SFD® technology for geothermal applications;

•	NXT announced that its patent application in India has been officially granted by the Office of the Controller General of Patents, Designs and Trade Marks.

•	cash and short-term investments at December 31, 2021 were $2.81 million;

•	Net working capital was $2.82 million at December 31, 2021;

•	the Company recorded SFD® related revenue of $3.13 million for YE-21 and (0.01) for Q4-21;

•	a net loss of $1.57 million was recorded for Q4-21, including stock based compensation expense (“SBCE”) and amortization expense of $0.53 million;

•	a net loss of $3.12 million was recorded for YE-21, including SBCE and amortization expense of $2.06 million;

•	net loss per common share for Q4-21 was $0.02 basic and $0.02 diluted;

•	net loss per common share for YE-21 was $0.05 basic and $0.05 diluted;

•	cash flow provided by (used in) operating activities was $0.08 million during Q4-21 and ($1.03) million YE-21;

•	general and administrative (“G&A”) expenses increased by $0.05 million (6%) as compared to Q4-20, due primarily to the ending of the Canada Emergency Wage Subsidy (“CEWS”), the Canada Emergency Rent Subsidy (“CERS”) programs; and

•	G&A for YE-21 as compared to YE-20 decreased by $0.15 million (5%) due to lower professional fees, recognition of the CERS and business development offset by the ending of the CEWS and higher SBCE.

Key financial and operational highlights occurring subsequent to Q4-21 are summarized below:

•	the Company received US$0.20 million (CDN$0.25) of payments on outstanding accounts receivable during February 2022.

•	the Company extended its aircraft lease until April 2024; and

•	the Company received notice that its Brazilian Patent Application has been allowed, bringing the total number of countries in which NXT holds patents to 46.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Selected Annual Information

($M except per share)	YE-21	YE-20	YE-19
		(Adjusted)	(Adjusted)
Total Assets	$21,584,371	$23,484,748	$30,221,470
Lease liabilities	1,902,604	2,089,838	2,850,604
Long-term debt	1,000,000	-	-
Revenue	3,134,250	136,566	11,976,149
Net earnings (loss)	(3,123,799)	(6,028,228)	3,794,709
Net earnings (loss) per share
Basic	$(0.05)	$(0.09)	$0.06
Diluted	$(0.05)	$(0.09)	$0.06

Total assets decreased between YE-19 through YE-21 as cash and short-term investments were used for operating activities offset by revenue recognized from the Pre-existing SFD® Data Sale (defined below). No new leases were entered into during each of the three years, therefore the lease liabilities decreased due to amortization schedules. YE-21, the Company entered into the Business Development Bank of Canada’s (“BDC”) Highly Affected Sectors Credit Availability Program (the “HASCAP Loan”) for $1,000,000 thereby increasing Long-term debt. Revenue in YE-19 was due to the execution of an SFD® survey in 2019. There were no SFD® surveys in YE-20. For YE-21 revenue was due to the Pre-existing SFD® Data Sale.

During Q3-21, the Company determined that the amounts previously recorded for the aircraft lease for YE-20 and YE-19 were calculated incorrectly and the US$ denominated lease liability had not been re-measured to Canadian dollars each reporting period as required. The result of these corrections are to reduce the value of both the right of use assets and lease obligations, with changes to related income statement accounts. The Company has determined that the effect of these adjustments are not material. Please refer to the section “Changes in Accounting Policies – Leases” for an explanation of the adjustment.

Discussion of Operations

COVID-19 Pandemic

As of the date of the consolidated financial statements the COVID-19 pandemic continues to be a risk on the operations of the Company. The Company has made provisions so employees can work safely in the office or from home, followed all Alberta Health Services and Health Canada recommendations, and implemented hygiene and physical distancing policies. Demand for our services, as well as our ability to provide services and to generate revenues may become adversely impacted the longer the COVID-19 pandemic continues. For example, if restrictions on international travel continue and/or an outbreak of the virus among our or our customers’ personnel occurred, it may result in NXT being unable to perform surveys. Further, business development may impacted, as tele-conferences or on-line video conferencing may be an inferior method of business development than in-person meetings and technical presentations.

The Company’s approach to managing the impacts of the COVID-19 pandemic is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of the consolidated financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Acquisition of the Geothermal Right

Description of the “Acquisition”

The Company acquired the rights to the geothermal applications of the SFD® technology (the “Geothermal Right”) from Mr. George Liszicasz, Chairman, President and Chief Executive Officer of NXT on April 18, 2021 (the “Acquisition”). The agreement providing for the Acquisition was negotiated between Mr. Liszicasz and a special committee of the Board comprised entirely of independent directors (the “Committee”). The Board delegated authority to the Committee to perform the negotiations. The initially negotiated consideration payable by the Company in connection with the Acquisition included the following:

1.	US$40,000 (CAD$50,310) signature payment, which was paid in April 2021;

2.	300,000 common shares in the capital of NXT (“Common Shares”), which were approved by the TSX and issued in December 2021;

3.	CAD$15,000 signature milestone payment paid in August 2021;

4.	US$200,000 milestone payment which will become due in the event that the Company’s cash balance exceeds CAD$5,000,000 due to receipt of funds from operations; and

5.

US$250,000 milestone payment which will become due in the event that the Company executes and completes, and receives full payment for, an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed, and payment of at least US$5,000,000 is received, by April 18, 2023, collectively, the “Consideration”.

Geothermal applications of the SFD® technology include naturally occurring subsurface fluid reservoirs or rock conditions from which heat can be extracted and utilized for generating electric power, or for direct utilization in industrial, agricultural or domestic applications. The main subsurface properties such as porosity, permeability and impermeable cap rock that are vital in the search for oil and gas resources and are equally critical for locating the most prospective geothermal resources. For these reasons, the SFD® technology has a natural extension to geothermal applications.

Since first commercialized in 2007 for hydrocarbon use, NXT’s non-intrusive SFD® airborne technology enables its customers to significantly improve drill success rates while reducing the overall negative environmental impact of traditional large-scale ground surveys by minimalizing disruptions to community life and surface use. NXT anticipates applying for patent protection for the geothermal applications of SFD® once development of the SFD® sensors reach appropriate milestones.

As industries worldwide transition toward a low-carbon economy, geothermal energy has gained greater prominence for its environmental benefits as a non-intermittent renewable energy source. NXT will begin to utilize the research and marketing skillsets acquired in hydrocarbon resources to develop and commercialize the application of the SFD® technology for geothermal resource exploration. By expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources, the Company anticipates that its scope of revenue sources will expand as well.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Description of Review and Approval Process

The Acquisition constituted a “related party transaction” for the purposes of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61‑101”) on the basis that Mr. Liszicasz is a director, officer and control person of the Company.

The Acquisition was reviewed and unanimously approved by the Committee which took into consideration the fair market value of the Geothermal Right as determined by them acting in good faith. Due to the fair market value not being readily determinable, the Committee considered the potential value to be realized by the Company in exercising the Geothermal Right, the value of the Consideration being offered to Mr. Liszicasz, and the effect on the Company’s share ownership before and after the completion of the Acquisition.

The Acquisition was exempt from the formal valuation and disinterested shareholder approval requirements typically applicable to related party transactions under MI 61-101 on the basis that, at the time the Acquisition was agreed to, neither the fair market value of the Geothermal Right (as determined by the Committee acting in good faith, due to the fair market value not being readily determinable), nor the fair market value of the Consideration to be received by Mr. Liszicasz for the Geothermal Right, exceeded 25% of the Company’s market capitalization, calculated as of April 18, 2021 as follows:

•	fair market value of the Geothermal Right and fair market value of the Consideration, is approximately $837,947, if all of the milestones are met;

•	market capitalization of the Company is approximately $44,579,810; and

•	fair market value as a % of market capitalization is 1.88%.

Following the issuance of the 300,000 Common Shares, Mr. Liszicasz’s ownership increased to 15,378,679 Common Shares (representing approximately 23.56% of the Company’s then 65,250,710 Common Shares).

Mr. Liszicasz retains all rights, title and interest in and to the SFD® technologies for all other commercial applications, except for respect to hydrocarbons and geothermal resources.

As of December 31, 2021, the Company has recognized $275,610 for the Acquisition, which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the value of the 300,000 Common Shares and legal costs. The cost of the remaining two milestones will be recognized when it is deemed probable by the Committee that these two milestones will be achieved.

Geothermal Right Development Update

Progress continues with respect to the development of the SFD-GT geothermal sensor family for which NXT is receiving advisory services and funding from the NRC IRAP. NXT tested existing SFD® sensors under different operating parameters associated with subsurface conditions favourable for geothermal resources. The test results have demonstrated that the development of a dedicated SFD- GT sensor family can be accelerated.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Algorithms Update

NXT is continuing development of the processing algorithms that will assist in the attribute mapping, interpretation and integration of SFD® data. A number of new approaches, algorithms, and models have been successfully trialed that provide a more definitive approach to corroborating SFD® results by direct spatial comparison with subsurface properties that are pertinent to both hydrocarbon and geothermal applications. Whilst these methods require final formalization and further field testing, NXT expects that the eventual implementation of these enhancements will help drive the integration of SFD® data and results into the overall upstream exploration cycle

Pre-existing SFD® Data Sale

In Q2-21, the Company completed the delivery of certain pre-existing Hydrocarbon Right SFD® data (the “Pre-existing SFD® Data”) to its customer (the “Pre-existing SFD® Data Sale”). The Company has received payments of US$1,850,000 in respect of the Pre-existing SFD® Data as of December 31, 2021. US$200,000 (CDN$246,922) of the outstanding receivable was received in February 2022, with the remaining receivable expected to be received in Q2-22.

Government Grants

National Research Council of Canada Industrial Research Assistance Program

In July 2021, the Company began receiving advisory services and funding of up to $50,000 from the NRC IRAP to support the research and development of the SFD® technology for geothermal applications. The objective of this project was to test, identify and analyze the desired elements of the SFD® geothermal sensor response over known geothermal areas with the ultimate goal of providing a green upstream geophysical service for advancing renewable power initiatives in Canada and abroad. The agreed project work was completed in November 2021 with total funding of $50,000 from the NRC IRAP.

The NRC IRAP assistance was recognized as a reduction to G&A expenses beginning in Q3-21.

Canada Emergency Wage Subsidy and Canada Emergency Rent Subsidy

During the years ended December 31, 2021 and 2020, the Company received government grants through the CEWS, the CERS and NRC IRAP. The CEWS and CERS were recognized as a reduction to G&A expenses.

The Company participated in the CEWS and CERS until October 25, 2021, at which time the Government of Canada ended both of the programs.

	2021	2020
CEWS	$226,607	$292,161
CERS	188,983	58,526
NRC IRAP	50,000	-
Government grants recognized	465,590	350,687

Patents

In Q3-21, NXT announced its patent application in India was officially granted by the Office of the Controller General of Patents, Designs and Trade Marks.  Additionally, the Company received notice in Q1-22 that its Brazilian Patent Application has been allowed. As of the date of this MD&A, NXT has been granted SFD® patents in India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020). In total, NXT has obtained SFD® patents or received patent allowances in 46 countries. These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Summary of Operating Results

	Q4-21	Q4-20	YE-21	YE-20
SFD® related revenue	$(10,123)	$-	$3,134,250	$136,566
Expenses:
SFD® related costs, net	273,431	306,686	1,224,168	1,111,070
General and administrative expenses	841,577	791,816	3,189,857	3,341,010
Amortization	445,144	445,122	1,776,484	1,780,806
	1,560,152	1,543,624	6,190,509	6,232,886

Other Expenses (income):
Interest (income) expense, net	10,941	4,989	37,955	(14,062)
Foreign exchange loss (gain)	(1,732)	103,706	8,597	(64,432)
Intellectual property and other	(5,897)	1,128	20,988	10,402
	3,312	109,823	67,540	(68,092)
Loss before income taxes	(1,573,587)	(1,653,447)	(3,123,799)	(6,028,228)

Income tax expense	-	-	-	-

Net loss and comprehensive loss	(1,573,587)	(1,653,447)	(3,123,799)	(6,028,228)

Net loss per share – basic	$(0.02)	$(0.03)	$(0.05)	$(0.09)
Net loss per share – diluted	$(0.02)	$(0.03)	$(0.05)	$(0.09)

Quarterly operating results. Net loss for Q4-21 compared to Q4-20 decreased by $79,860, or $0.01 per share-basic. Survey costs, net, were $33,255 lower due to the timing of routine maintenance costs. G&A expenses increased by $49,761, or 1%, compared to Q4-20, due primarily to the CEWS and CERS being recognized for only one month in Q4-21 as the programs ended, and was offset by the resumption of business development travel in December 2021. Interest (income) expense, net changed by $5,952 in Q4-21 versus Q4-20 due to interest expense for the HASCAP Loan. With respect to foreign exchange, the Company held significant net assets in US$ as at December 31, 2021 and 2020. At December 31, 2021, the CDN$ to US$ exchange rate was slightly lower as compared to earlier periods, resulting in the corresponding foreign exchange gain for Q4-21. At December 31, 2020, the CDN$ strengthened as compared to the US$ at September 30, 2020, resulting in the corresponding foreign exchange loss for Q4-20. IP and other expenses in Q4-21 related mostly to costs associated with maintaining certain SFD® patents.

Annual operating results. Net loss for YE-21 compared to YE-20 decreased by $2,904,429, or $0.04 per share-basic. YE-21 revenue resulted from the Pre-existing SFD® Data Sale. In YE-20, revenue was earned on the recognition of the forfeited deposit from the Co-operation Agreement with Alberta Green Ventures Limited Partnership (“AGV”). Survey costs were higher in YE-21 versus YE-20 as YE-21 costs were due to delivery costs in connection with the Pre-existing SFD® Data Sale and lower charter hire reimbursements due to the COVID-19 pandemic. G&A expenses decreased by $151,153, or 1%, primarily due to receiving the CERS in YE-21, decreased professional fees and lower business development travel during YE-21 due to the COVID-19 pandemic offset by a lower CEWS legislated rate and higher SBCE due to the Restricted Share Unit Plan (“RSU Plan”) and Employee Share Purchase Plan (“ESP Plan”) being in effect for the full year, YE-21. Interest (income) expense net changed $52,017 versus YE-20 due to interest expense from the HASCAP Loan and the Company having larger cash and short-term investments during YE-20. For foreign exchange, the CDN$ remained relatively constant with the US$ at December 31, 2021 versus December 31, 2020 resulting in the $8,597 exchange loss in YE-21. The CDN$ weakened versus the US dollar in YE-20, resulting in the foreign exchange gain of $64,432 during YE-20. IP and other expenses in YE-21 related mostly to costs associated with maintaining certain SFD® patents as their renewal periods came up during YE-21.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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SFD® Related Costs, Net

SFD® Related Costs	Q4-21	Q4-20	Net change
Aircraft lease costs	$106,310	$110,063	$(3,753)
Aircraft operations	166,754	196,623	(29,869)
Survey projects	367	-	367
Total SFD® related costs, net	273,431	306,686	(33,255)

SFD® Related Costs	YE-21	YE-20	Net change
Aircraft lease costs	$412,742	$453,101	$(40,359)
Aircraft operations	696,127	657,969	38,158
Survey projects	115,299	-	115,299
Total SFD® related costs, net	1,224,168	1,111,070	113,098

SFD® related costs include aircraft charter costs (net of charter hire reimbursements), lease expenses and aircraft operation and maintenance costs. In Q4-21, SFD® related costs were lower compared to Q4-20 due to the timing of routine maintenance costs.

In YE-21, SFD® related costs were higher compared to YE-20 due to costs to deliver the Pre-existing SFD® Data, routine maintenance costs and lower charter hire reimbursements due to the COVID-19 pandemic. This was offset by lower aircraft lease costs, due to the favourable CDN$ to US$ exchange rate during YE-21.

The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. Any charter hire reimbursements received are used to offset aircraft costs.

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary-based international aircraft services organization (the “Lessor”). NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500.

In Q4-21, the Company determined it was reasonably certain it would extended term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year. The incremental borrowing rate is 11.2%. The Company recognized an additional $615,737 Aircraft Right of use assets and US$481,797 ($615,737) additional Lease obligations.

Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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General and Administrative Expenses

G&A Expenses	Q4-21	Q4-20	Net change	%
Salaries, benefits and consulting charges	$398,283	$369,390	$28,893	8
Board and professional fees, public company costs	123,600	168,186	(44,586)	(27)
Premises and administrative overhead	198,827	146,432	52,395	36
Business development	38,952	3,966	34,986	>100
Stock-based compensation	81,915	103,842	(21,927)	(21)
Total G&A Expenses	841,577	791,816	49,761	6

G&A Expenses	YE-21	YE-20	Net change	%
Salaries, benefits and consulting charges	$1,485,952	$1,383,692	$102,260	7
Board and professional fees, public company costs	720,269	920,666	(200,397)	(22)
Premises and administrative overhead	647,943	728,036	(80,093)	(11)
Business development	47,793	140,200	(92,407)	(66)
Stock-based compensation	287,900	168,416	119,484	71
Total G&A Expenses	3,189,857	3,341,010	(151,153)	(5)

G&A expenses increased $49,761, or 6%, in Q4-21 compared to Q4-20 for the following reasons:

•	salaries, benefits and consulting charges increased $28,893, or 8%, due to the decreased CEWS rate offset by lower vacation expense in Q4-21;

•	Board and professional fees and public company costs decreased $44,586, or 27%, due primarily to decreased professional fees;

•	premises and administrative overhead costs increased $52,395, or 36%, due to receipt of the CERS in Q4-20. The program ended in October 2021;

•	business development costs increased in Q4-21 as business development travel resumed in the quarter; and

•	SBCE were lower in Q4-21 vs Q4-20 by $21,927, or 21% due to the RSU Plan and ESP Plan liabilities decreasing by $40,773, and less RSUs outstanding and the lower NXT share price at December 31, 2021 versus December 31, 2020. See the section “Discussion of Operations – General and Administrative Expenses – Stock-based Compensation Expenses” for further information on the SBCE.

G&A expenses decreased by $151,153, or 5%, in YE-21 compared to YE-20 for the following reasons:

•	salaries, benefits and consulting charges increased $102,260, or 7%, due to the decrease CEWS rate offset by lower vacation expense;

•	Board and professional fees and public company costs decreased $200,397, or 22%, due to lower legal fees;

•	premises and administrative overhead decreased $80,093, or 11%, due to receipt of the CERS during YE-21;

•	business development costs decreased $92,407, or 66%, as travel restrictions continued due to the COVID-19 pandemic; and

•	SBCE were higher in YE-21 vs YE-20 by $119,484, or 71% due to recognizing the RSU Plan expense and the ESP Plan for a full year. See the section “Discussion of Operations – General and Administrative Expenses – Stock-based Compensation Expenses” for further information on the SBCE.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Stock-based Compensation Expenses

Stock-based Compensation Expenses	Q4-21	Q4-20	Net change	% change
Stock Option Expense	$7,500	$1,258	$6,242	>	100
Deferred Share Units	-	3,750	(3,750)		(100)
Restricted Stock Units	52,204	90,701	(38,497)		(42)
ESP Plan	22,211	8,133	14,078	>	100
Total SBCE	81,915	103,842	(21,927)		(21)

Stock-based Compensation Expenses	YE-21	YE-20	Net change	% change
Stock Option Expense	$26,250	$34,223	$(7,973)		(23)
Deferred Share Units	-	15,000	(15,000)		(100)
Restricted Stock Units	154,715	111,060	43,655		39
ESP Plan	106,935	8,133	98,802	>	100
Total SBCE	287,900	168,416	119,484		71

SBCE varies in any given quarter or year as it is a function of several factors including the number of units of each type of stock-based compensation plan issued in the period and the amortization term (based on the term of the contract and/or number of years for full vesting of the units, which is normally three years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT’s trailing share price and for cash-settled stock-based compensation awards variability will occur based on changes to observable prices.

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

The deferred share unit (“DSUs”) plan (the “DSU Plan”) is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSU Plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company’s common stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant. In Q3-21, the Company settled the Q3-21 RSU vesting with shares and cash, and intends to continue to settle the RSUs in shares and cash. In the year ended December 31, 2020, the Company granted 1,200,000 RSUs to employees and officers.

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of Common Shares in the capital of the Company, of which the Company will make an equal contribution. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the Toronto Stock Exchange. During 2020 and 2021 the Company has elected to issue Common Shares from treasury.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 12

SBCE in Q4-21 was lower compared to Q4-20 by $21,927 or 21%. The main driver of the lower expense was the RSU Plan accrual was lower due to the Company’s share price being lower at December 31, 2021 versus 2020 ($0.79 down to $0.61) and fewer RSUs in Q4-21 versus Q4-20 due to a forfeiture. This was partially offset by three months of ESP Plan expense in Q4-21 and only one month in Q4-20. Option expense was also higher in Q4-21 was due to an option grant to a director who elected to take options, instead of cash payments for all of their fees. No directors elected to participate in the DSU Plan in 2021.

SBCE in YE-21 was higher compared to YE-20 by $119,484 or 71%. Option expense in YE-21 was higher as a director elected to take options, instead of cash payments for part of their fees. Option expense in YE-20 was a grant of an award of 30,000 fully vested stock options. The ESP Plan expenses was higher in YE-21 as the plan was in effect for the whole year, versus one month in YE-20. The main driver was the RSU Plan recognized twelve months of RSU expense in YE-21 versus 128 days in YE-20.

Amortization

Amortization	Q4-21	Q4-20	Net change	%
Property and equipment	$20,641	$23,939	$(3,298)	(14)
Intellectual property	424,503	421,184	3,319	1
Total Amortization Expenses	445,144	445,123	21	-

Amortization	YE-21	YE-20	Net change	%
Property and equipment	$82,564	$96,073	$(13,509)	(14)
Intellectual property	1,693,920	1,684,733	9,187	1
Total Amortization Expenses	1,776,484	1,780,806	(4,322)	-

Property and equipment and related amortization expense. Property and equipment amortization was lower in Q4-21 and YE-21 compared to Q4-20 and YE-20 due to additional assets becoming fully amortized during the period and the Company not acquiring new assets in the periods. Amortization also decreases each year as the Company uses the declining balance method of depreciation, thereby having the effect of lowering amortization each year on existing assets.

Intellectual property and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, NXT’s Chairman, President and Chief Executive Officer, on August 31, 2015. The value attributed to the acquired IP assets was $25.3 million. The IP assets are being amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and are also being subject to ongoing assessment of potential indicators of impairment of the recorded net book value. No impairments were recognized in Q4-21 or Q4-20.

As discussed in the section “Discussion of Operations – Acquisition of the Geothermal Right”, the Company acquired the SFD® technology for the Geothermal Right from NXT’s Chairman, President and Chief Executive Officer on April 18, 2021. The Geothermal Right is being amortized on a straight line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a five-year aggregate total of $68,902.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 13

Other Expenses (Income)

Other Expenses	Q4-21	Q4-20	Net change	%
Interest (income) expense, net	$10,941	$4,989	$5,952	119
Foreign exchange loss (gain)	(1,732)	103,706	(105,438)	(102)
Intellectual property and other	(5,897)	1,128	(7,025)	(623)
Total Other Expenses, net	3,312	109,823	(106,511)	(97)

Other Expenses	YE-21	YE-20	Net change	%
Interest (income) expense, net	$37,955	$(14,062)	$52,017	370
Foreign exchange loss (gain)	8,597	(64,432)	73,029	113
Intellectual property and other	20,988	10,402	10,586	102
Total Other Expenses, net	67,540	(68,092)	135,632	199

Interest (income) expense, net. This category of other expenses includes interest income earned on short-term investments netted, by interest expense from lease obligations and long-term debt. Q4-21 interest decreased $5,952 compared to Q4-20 and YE-21 (income) expense compared to YE-20 decreased $52,017 as interest rates have decreased, as less cash was held in short-term investments and interest expense was incurred for the HASCAP Loan.

Foreign exchange loss (gain). This category of other expenses includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$. The Company held significant net assets in US$ at December 31, 2021 and December 31, 2020, including accounts receivable, cash and cash equivalents, short-term investments, US$ lease obligations and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss. At December 31, 2021, the CDN$ to US$ exchange rate was slightly lower as compared to the CDN$ to US$ exchange rate at December 31, 2020, resulting in the corresponding foreign exchange loss for Q4-21 and YE-21. At December 31, 2020, the CDN$ strengthened as compared to the US$ at September 30, 2020, resulting in the corresponding foreign exchange loss for Q4-20. For YE-20 the foreign exchange gain was the result of weakening of the CDN$ versus the US$ from December 31, 2019 to March 31, 2020 and large US$ balances. This foreign exchange gain was reduced in the following three quarters as the CDN$ strengthened. US$ balances were also slowly reduced during each period in YE-20.

The Company does not currently enter into hedging contracts, but does however use alternative strategies to reduce the volatility of US dollar assets including converting excess US dollars to CDN dollars.

IP and other. This category of other expenses primarily includes costs related to IP filings and research & development activity related to the SFD® technology.

In Q4-21 and YE-21, the Company’s IP and other expenses were associated with periodic patent maintenance and renewal fees required during these time periods.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 14

Income Tax Expense.

There was no income tax expense in YE-21 or YE-20.

Competition

Our SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology comparable to our SFD® survey system for oil and natural gas and geothermal exploration.

Seismic is the standard technology used by the oil and gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. Our system may reduce the need for seismic in wide‑area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations. The seismic industry is very competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey, a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment. An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development.

Risk and Uncertainties

Hydrocarbon and geothermal exploration operations involve a number of risks and uncertainties that have affected our financial statements and are reasonably likely to affect them in the future. These risks and uncertainties are discussed further below.

Development, Commercialization and Protection of the Geothermal Right

With the acquisition of the Geothermal Right, the Company will continue to refine and develop the SFD® survey system to commercialize the Geothermal Right. This development requires substantial time and resources, and continued government assistance is not guaranteed. Furthermore, even if resources are available, there can be no assurance that the Company will be commercially or technically successful in enhancing the technology. If we are unable to develop and commercialize the geothermal applications of SFD® technologies, or adapt to evolving industry standards and demands, these could have a material adverse effect on our business, financial condition and results of operations.

Debt Service

NXT may finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by NXT may impair NXT’s ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by NXT of its debt obligations. Lenders may be provided with security over substantially all of the assets of NXT. If NXT becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of NXT.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 15

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk. At December 31, 2021, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings. The majority of the Company’s accounts receivable relate to sales to one customer in the African region and is exposed to foreign country credit risks. The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States dollar assets including converting excess United States dollars to Canadian dollars. As at December 31, 2021, the Company held net United States dollar assets totaling $1,177,291. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2021 would have had an approximately $150,039 effect on the unrealized foreign exchange gain or loss for the period.

Interest Rates

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.

Tax Rates

Changes in tax rates in the jurisdictions that we operate in would impact the amount of current taxes that we pay. In addition, changes to substantively enacted tax rates would impact the carrying balance of deferred tax assets and liabilities, potentially resulting in a deferred tax recovery or incremental deferred tax expense.

In addition to the above, we are exposed to risk factors that may impact the Company and our business. For further information on these risk factors, please refer to our Annual Information Form, available on NXT’s website at www.nxtenergy.com and on SEDAR at www.sedar.com.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 16

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows.

	Q4-21	Q3-21	Q2-21	Q1-21
Survey revenue	$(10,123)	$-	$3,144,373	$-

Net income (loss)	(1,573,587)	(1,434,442)	1,531,522	(1,647,292)

Income (loss) per share – basic	$(0.02)	$(0.02)	$0.02	$(0.03)
Income (loss) per share – diluted	$(0.02)	$(0.02)	$0.02	$(0.03)

	Q4-20	Q3-20	Q2-20	Q1-20
Survey revenue	$-	$-	$136,566	$-
Net income (loss)	(1,653,447)	(1,487,821)	(1,439,363)	(1,447,598)

Income (loss) per share – basic	$(0.03)	$(0.02)	$(0.02)	$(0.02)
Income (loss) per share – diluted	$(0.03)	$(0.02)	$(0.02)	$(0.02)

In Q4-21, the CEWS and CERS programs were ended therefore increasing G&A costs. In Q3-21, the Company recorded favourable exchange gains due to the strengthening of the US$. In Q2-21, revenue was recognized for the Pre-existing SFD® Data Sale. In Q1-21, costs were lower due to lower aircraft costs, a reduction in RSU accruals and less fluctuation of exchange rates. In Q4-20, the Company received the CEWS and the CERS which reduced costs. In Q3-20, the Company received the CEWS and the Scientific Research and Experimental Development Credit (“SR&ED”) which also reduced costs. During Q2-20, revenue was earned on the recognition of the forfeited deposit from AGV, payable pursuant to the existing co-operation agreement between NXT and AGV (the “Co-operation Agreement”). Excluding Q2-21, the Company incurred net losses primarily due to incurred SFD® related costs related to aircraft lease and aircraft maintenance costs, G&A expenses and non-cash items like SBCE, which can be a significant expense in any given quarter. More specific details are provided below:

•	in Q4-21, the Company only received grants from the CEWS and CERS for one month due to the termination of these programs;

•	in Q3-21, the US$ strengthened vs the CDN$ which resulted in a $102,632 exchange gain;

•

in Q2-21, revenue was earned for the Pre-existing SFD® Data Sale and costs were lower due to receipt of the CEWS and the CERS. Additionally there was no business development travel due to restrictions from the COVID-19 pandemic;

•	in Q1-21, costs were lower due to lower aircraft costs, a reduction in RSU accruals and less fluctuation of exchange rates;

•	in Q4-20, costs were reduced primarily due to recognizing $123,105 benefits under the CEWS and the CERS, and due to reduced travel;

•	in Q3-20, costs were reduced primarily due to recognizing $189,135 benefits under the CEWS and the SR&ED, and reduced travel;

•	in Q2-20, $136,566 revenue was earned on the recognition of the forfeited deposit from AGV, payable pursuant to the Co-operation Agreement; and

•	in Q1-20, the Company incurred a foreign exchange gain as it held significant monetary assets in US$ at March 31, 2020, including accounts receivable, cash and cash equivalents, short-term investments and the security deposit for the aircraft, and the CDN$ devalued by approximately 9%.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 17

Liquidity and Capital Resources

Going Concern

The consolidated financial statements for YE-21 have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these consolidated financial statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these consolidated financial statements have been issued.

The Company has plans in place to reduce operating costs including payroll and other G&A costs and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate consistent positive cash flow from operations. The occurrence and timing of these events cannot be predicted with sufficient certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for the consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

NXT’s cash and cash equivalents plus short-term investments at December 31, 2021 totaled $2.81 million. Net working capital totaled $2.82 million. See the information in the section “Liquidity and Capital Resources – Net Working Capital” for further information.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through our normal practice of obtaining advance payments and progress payments from customers throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings has been mitigated through the use of export insurance programs offered by Export Development Canada.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments except that if the Company were to default on its office lease, the current month rent plus the next three months become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the Lessor.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 18

Net Working Capital

Net Working Capital	December 31, 2021	December 31, 2020	Net Change	%
Current assets (current liabilities)
Cash, cash equivalents and short-term investments	$2,807,855	$3,031,407	$(223,552)	(7)
Accounts receivable	841,567	965,548	(123,981)	(13)
Prepaid expenses and deposits	265,436	77,532	187,904	242
Accounts payable and accrued liabilities	(500,625)	(440,537)	(60,088)	(14)
Contract obligations	-	(127,507)	127,507	100
Current portion of long-term debt	(64,815)	-	(64,815)	(100)
Current portion of lease obligation	(532,936)	(687,991)	155,055	23
Total Net Working Capital	2,816,482	2,818,452	(1,970)	0

NXT had net working capital of $2,816,482 as at December 31, 2021.

Net working capital at December 31, 2021 compared to December 31, 2020 decreased by $1,970 or 0% was due to cash receipts from the HASCAP Loan and accounts receivable from the Pre-existing SFD® Data Sale, offset by funds used in operations mostly for payroll, aircraft and premises costs.

Accounts Payable

Accounts Payable	Dec 31, 2021	Dec 31, 2020	Net Change	%
Trade accounts payable	$(122,935)	$(62,872)	$(60,063)	(96)
Deferred advisor board payable	(23,896)	(23,908)	12	0
Accrued liabilities	(171,714)	(161,742)	(9,972)	(6)
Vacation pay accrued	(102,536)	(71,698)	(30,838)	(43)
RSU and ESP Plan liability	(79,544)	(120,317)	40,773	34
Total accounts payable	(500,625)	(440,537)	(60,088)	(14)

Accounts payable increased by $60,088 or 14%, as at December 31, 2021 compared to December 31, 2020 for the following reasons:

•	trade accounts payable increased by $60,063, or 96%, due to timing of payables at the stated dates;

•	accrued liabilities increased by $9,972, or 6%, due to timing of annual professional fee accruals;

•	vacation pay accrued increased by $30,838, or 43%, due to timing of vacations; and

•	RSU Plan and ESP Plan liabilities decreased by $40,773 less RSUs outstanding and the lower NXT Common Share price at December 31, 2021 versus December 31, 2020.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 19

Long-term Debt (HASCAP Loan)

On May 26, 2021, the Company received $1,000,000 from the BDC’s HASCAP Loan. The HASCAP Loan is a $1,000,000 non-revolving ten-year term credit facility with an interest rate of 4%. Repayment terms are interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years. The HASCAP Loan is secured by a general security agreement and is guaranteed by BDC.

Maturity of long-term debt:
2022	$104,167
2023	146,481
2024	142,037
2025	137,593
2026	133,148
2027 to 2031	534,907
Total principal and interest payments	1,198,333
Less interest	(198,333)
Total principal remaining	1,000,000
Current portion of long-term debt	64,815
Non-current portion of long-term debt	935,185

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 20

Cash Flow (Adjusted)

Please see the section “Changes in Accounting Policies, Consolidated Statement of Cash Flows”.

Cash Flow - from / (used in)	Q4-21	Q4-20	YE-21	YE-20
Operating activities	$75,610	$(891,021)	$(1,033,173)	$(3,407,101)
Financing activities	(66,289)	(28,383)	875,428	(173,616)
Investing activities	(186,245)	1,049,241	(274,049)	3,436,691
Effect of foreign exchange changes on cash	(2,173)	(87,067)	(497)	(24,073)
Net source (use) of cash	(179,097)	42,771	(432,291)	(168,099)
Cash and cash equivalents, start of period	2,436,952	2,647,375	2,690,146	2,858,245
Cash and cash equivalents, end of period	2,257,855	2,690,146	2,257,855	2,690,146

Cash and cash equivalents, end of period	2,257,855	2,690,146	2,257,855	2,690,146
Short-term investments, end of period	550,000	341,261	550,000	341,261
Total cash and short-term investments, end of period	2,807,855	3,031,407	2,807,855	3,031,407

The overall net changes in cash balances in each of the quarters noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances and net of any cash transferred into/out of short-term investments. Further information on the net changes in cash, by each of the operating, financing and investing activities, is as follows:

Operating Activities	Q4-21	Q4-20	YE-21	YE-20
Net income (loss) for the period	$(1,573,587)	$(1,653,447)	$(3,123,799)	$(6,028,228)
Total non-cash expense items & asset retirement obligation liabilities settled	562,566	672,526	2,076,909	1,995,359
Operating activities before change in non-cash working capital balances	(1,011,021)	(980,921)	(1,046,890)	(4,032,869)
Change in non-cash working capital balances	1,086,631	89,900	13,717	625,768
Total cash from (used in) operating activities	75,610	(891,021)	(1,033,173)	(3,407,101)

Operating cash flow increased by $966,631 in Q4-21 as compared to Q4-20 due to the receipt of US$750,000 (CDN$950,168) of accounts receivable payments in Q4-21.

Operating cash flow increased by $2,373,927 in YE-21 as compared to YE-20 due to the payment of the Pre-existing SFD® Data Sale accounts receivable offset by timing of accounts payable and accrued liabilities.

Financing Activities	Q4-21	Q4-20	YE-21	YE-20
Proceeds from long-term debt	$-	$-	$1,000,000	$-
Proceeds from the employee share purchase plan	16,505	7,592	69,259	7,592
Repayment of finance liability and finance lease	(40,097)	(35,975)	(151,134)	(181,208)
Share issuance costs	(42,697)	-	(42,697)	-
Total cash from (used in) financing activities	(66,289)	(28,383)	875,428	(173,616)

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 21

In YE-21, proceeds of $1,000,000 were received from the HASCAP Loan. Additionally, proceeds were received from employee contributions under the ESP Plan which began in Q4-20. The financing and lease obligation payments were for the financing liability for the sales and leaseback agreement on its aircraft. In YE-20 the repayments included payments for the finance lease for office equipment which was terminated in Q2-20.

Investing Activities	Q4-21	Q4-20	YE-21	YE-20
Acquisition of intellectual property	$-	$-	$(65,310)	$-
Proceeds from (used in) short-term investments	(186,245)	1,049,241	(208,739)	3,436,691
Total Cash from Investing Activities	(186,245)	1,049,241	(274,049)	3,436,691

Please refer to the section “Discussion of Operations – Acquisition of the Geothermal Right” for a discussion on the Acquisition. Changes in short-term investments were for investments in guaranteed investment certificates to fund operations and investing of excess short-term cash.

Contractual Obligations

The estimated minimum annual commitments for the Company’s lease components as at December 31, 2021 are listed in the following table:

Lease payment obligations:	Total	2022	2023	2024	2025
Office	$1,376,944	$367,185	$367,185	$367,185	$275,389
Office operating costs	899,955	239,988	239,988	239,988	179,991
Aircraft lease[1]	788,879	330,080	344,099	114,700	-
Office equipment	4,950	4,950	-	-	-
Total	3,070,728	942,203	951,272	721,873	455,380

1	US$ payments have been converted to CDN$ at a rate of 1.27444

On March 15, 2022, the Company surrendered 828 square feet of its office building lease to the landlord. As a result its non-lease operating cost commitments for the building lease will be reduced by approximately $13,881 for 2022, 17,537 for 2023 and 2024, and $13,150 for 2025. The Company incurred a surrender fee of $14,000 which will be expensed in the first quarter of 2022. The Company will derecognize the following amounts on its balance sheet at the surrender date:

Right of Use Assets	$77,043
Lease obligations	80,081

Long-term Debt (HASCAP Loan)

Please refer to the section “Liquidity and Capital Resources” for a discussion on the contractual obligations for the HASCAP Loan.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 22

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of this MD&A other than office premise non-lease operating costs with Interloq Capital Corp. (the “Landlord”). If the Company were to default on its office lease the current month rent including operation costs plus the next three months become immediately due. Operating cost amounts are disclosed in the section “Liquidity and Capital Resources – Contractual Commitments”. NXT pays an estimated operating cost during the current year, but has the obligation to pay the actual operating costs incurred as defined in the office lease with the Landlord early in the first quarter of the preceding year if the estimate was low, or will receive a refund if the estimate was too high. Currently, the Company believes that the current operating cost estimate is reasonable and is consistent with discussions with the Landlord.

Transactions with Related Parties

Related party fees incurred were as follows:

	Q4-21	Q4-20	YE-21	YE-20
Legal fees	$20,117	$3,100	$85,815	$224,479
Design services	-	-	4,013	-

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Accounts payable and accrued liabilities includes a total of $16,000 ($1,570 as at December 31, 2020) payable to this law firm.

Accounts payable and accrued liabilities includes $11,467 ($Nil as at December 31, 2020) related to reimbursement of expenses owing to an executive officer.

A company owned by a family member of an executive officer was contracted to provide presentation design services to the Company.

The Geothermal Right was acquired from the Company’s CEO on April 18, 2021. As discussed in the section “Discussion of Operations - Acquisition of the Geothermal Right”, the Company acquired the Geothermal Right from its Chairman, President and Chief Executive Officer, Mr. Liszicasz in Q2-21.

 Critical Accounting Estimates

In preparing these consolidated financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies. The estimates and assumptions used are based upon management’s best estimate as at the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Critical accounting estimates relate primarily to the use of the going concern assumption, estimated useful lives and the valuation of intellectual property and property and equipment, and the measurement of stock-based compensation expense.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
page | 23

Changes in Accounting Policies

The consolidated financial statements of NXT for YE-21 have been prepared by management in accordance with US GAAP. The accounting policies applied are consistent with those outlined in NXT’s annual audited consolidated financial statements for the year ended December 31, 2021 available on NXT’s website at www.nxtenergy.com and on SEDAR at www.sedar.com.

Leases

During 2021, the Company determined that the amounts previously recorded for the aircraft lease were calculated incorrectly and the US$ denominated lease liability had not been re-measured to Canadian dollars each reporting period as required. The result of these corrections are to reduce the value of both the right of use assets and lease obligations, with changes to related income statement accounts. The Company has determined that the effect of these adjustments are not material.

The Company has recorded the adjustments in the related accounts in the comparative periods in this MD&A and the consolidated financial statements. The specific accounts affected are deposits, right of use assets, current portion of lease obligations, long-term lease obligations, deficit, SFD® related costs, interest income (expense), and foreign exchange loss (gain). The loss per share in each of the comparative periods did not change as a result of these immaterial corrections. The charts below highlight the changes to each account in each of the comparative periods.

	December 31, 2020
	As previously reported	Adjustments	Adjusted
Deposits	$526,560	$(100,730)	$425,830
Right of use assets	2,415,430	(423,658)	1,991,772
Current portion of lease obligations	(773,465)	85,474	(687,991)
Long-term portion of lease obligations	(1,896,277)	494,430	(1,401,847)
Deficit	83,934,230	(55,516)	83,878,714

	For the year ended December 31, 2020
	As previously reported	Adjustments	Adjusted
SFD® related costs	$1,091,587	$19,483	$1,111,070
Interest (income) expense, net	(11,535)	(2,527)	(14,062)
Foreign exchange loss (gain)	(76,029)	11,597	(64,432)
Net loss	(5,999,675)	(28,553)	(6,028,228)

	For the three months ended December 31, 2020
	As previously reported	Adjustments	Adjusted
SFD® related costs	$304,553	$2,133	$306,686
Interest (income) expense, net	5,510	(521)	4,989
Foreign exchange loss (gain)	137,081	(33,375)	103,706
Net loss	(1,685,210)	31,763	(1,653,447)

Accounting for the above adjustments, the adoption of Topic 842 resulted in the initial recognition of right of use assets of approximately $3.2 million, current lease liabilities of approximately $0.7 million, and non-current lease liabilities of approximately $2.8 million as at January 1, 2019. Before the above retrospective adjustments, at January 1, 2019, the Company recorded the initial recognition of right of use assets of approximately $3.5 million, current lease liabilities of approximately $0.7 million, and non-current lease liabilities of approximately $3.4 million.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Consolidated Statement of Cash Flows

In the preparation of the annual financial statements as at and for the year ended December 31, 2021, the Company has determined that certain amounts previously recorded in the 2019 and 2020 consolidated statements cash flows were not correctly calculated to properly reflect payments on the financial liability, lease obligation payments and accretion, and application of exchange rates to calculate unrealized foreign exchange (gain) loss including the effect of foreign exchange on changes on cash and cash equivalents. The adjustments to correct the respective financial statement line items are not material and did not change the Cash, SFD® related revenues, or Net income (loss) accounts or basic and diluted loss per share. The Company has recorded the adjustments in the related line items in each of the comparative periods. Line items affected on the Consolidated Statement of Cash Flows by the adjustment are: Non-cash lease costs, Change in the carrying amount of right of use assets and lease liabilities, unrealized foreign exchange (gain) loss, Repayment of financial liability and finance lease obligations, Proceeds from (used in) short-term investments, and Effect of foreign exchange rate changes on cash and cash equivalents. The tables below highlight the changes to each line item in each of the comparative periods. Also refer to discussion of the immaterial error correction in note 2 to the annual financial statements as at and for the year ended December 31, 2021.

Consolidated Statements of cash flows	For the year ended December 31, 2020
	As previously reported	Adjustments	Adjusted
Net loss	$(5,999,675)	$(28,553)	$(6,028,228)
Non-cash lease costs	(171,300)	159,564	(11,736)
Change in carrying amount of right of use assets & lease liabilities	-	21,470	21,470
Unrealized foreign exchange (gain) loss	141,799	(106,656)	35,143
Operating activities	(3,452,925)	45,824	(3,407,101)
Repayment of finance liability and finance lease	(42,515)	(138,693)	(181,208)
Financing activities	(34,923)	(138,693)	(173,616)
Effect of foreign exchange rate changes on cash and cash equivalents	(116,941)	92,868	(24,073)
Net decrease in cash and cash equivalents	(168,099)	-	(168,099)

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Consolidated statements of cash flows	For the year ended December 31, 2019
	As previously reported	Adjustments	Adjusted
Net income	$3,772,908	$21,801	$3,794,709
Non-cash lease costs	(171,056)	159,320	(11,736)
Change in carrying amount of right of use assets & lease liabilities	-	(2,095)	(2,095)
Unrealized foreign exchange (gain) loss	95,557	(31,331)	64,226
Operating activities	4,052,406	147,695	4,200,101
Repayment of finance liability and finance lease	(42,603)	(117,303)	(159,906)
Financing activities	(1,385,787)	(117,303)	(1,503,090)
Proceeds from (used in) short-term investments	42,764	33,175	75,939
Investing activities	(173,927)	33,175	(140,752)
Effect of foreign exchange rate changes on cash and cash equivalents	26,021	(63,567)	(37,546)
Net increase in cash and cash equivalents	2,518,713	-	2,518,713

While condensed consolidated interim financial statements are not prepared for the fourth quarter, the related MD&A disclosure has been adjusted as follows:

Consolidated Statements of cash flows	Q4-20
	As previously reported	Adjustments	Adjusted
Operating activities	$(926,996)	$35,975	$(891,021)
Financing activities	7,592	(35,975)	(28,383)
Net loss	(1,685,211)	31,764	(1,653,447)
Total non-cash expense items and ARO liabilities settled	669,125	3,401	672,526
Operating activities before change in non-cash working capital balances	(1,016,085)	35,164	(980,921)
Change in non-cash working capital balances	89,089	811	89,900
Total Cash used in operating activities	(926,996)	35,975	(891,021)
Repayment of finance liability	-	(35,975)	(35,975)
Total cash from (used in) financing activities	7,592	(35,975)	(28,383)
Net source (use) of cash	(42,771)	-	(42,771)

Consolidated Statements of cash flows	YE-20
	As previously reported	Adjustments	Adjusted
Operating activities	$(3,452,925)	$45,824	$(3,407,101)
Financing activities	(34,923)	(138,693)	(173,616)
Effect of foreign exchange changes on cash	(116,942)	92,869	(24,073)
Net loss	(5,999,675)	(28,553)	(6,028,228)
Total non-cash expense items and ARO liabilities settled	1,920,981	74,378	1,995,359
Operating activities before change in non-cash working capital balances	(4,078,694)	45,825	(4,032,869)
Change in non-cash working capital balances	625,769	(1)	625,768
Total Cash used in operating activities	(3,452,925)	45,824	(3,407,101)
Repayment of finance liability and lease liability	(42,515)	(138,693)	(181,208)
Total cash from (used in) financing activities	(34,923)	(138,693)	(173,616)
Net source (use) of cash	(168,099)	-	(168,099)

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Financial Instruments and Other Instruments

The Company’s non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest arising from these financial instruments, but is exposed to significant credit risk with accounts receivable. For accounts receivable, where possible, NXT requests advance payments and utilizes risk mitigation products offered by entities such as Export Development Canada including, for example, insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds.

NXT is exposed to foreign exchange risk as a result of holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

As at December 31, 2021 and December 31, 2020, the Company held no derivative financial instruments. For more information relating to risks, see the section titled “Liquidity and Capital Resources – Net Working Capital”.

Outstanding Share Capital

	March 31, 2022	December 31, 2021	December 31, 2020
Common Shares	65,301,972	65,250,710	64,437,790
Options	358,660	358,660	421,000
Deferred Share Units	37,354	37,354	37,354
Restricted Share Units	696,666	696,666	1,200,000
ESP Plan Shares	-	-	23,532
Total share capital and dilutive securities	66,394,652	66,343,390	66,119,676

	Director & Officer Share Capital at
	March 31, 2022	December 31, 2021	December 31, 2020
Frank Ingriselli [1]	50,000	50,000	50,000
George Liszicasz 1 & 2	15,381,432	15,378,679	15,030,683
Charles Selby [1]	408,161	408,161	408,161
John Tilson [1]	5,916,208	5,916,208	5,552,208
Bruce G. Wilcox [1]	410,000	410,000	365,000
Eugene Woychyshyn [2]	205,440	185,445	54,442
Total Director and Officer Share Capital	22,371,241	22,348,493	21,460,494

[1] Director of NXT
[2] Officer of NXT

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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Disclosure Controls and Procedures (“DCPs”) and

 Internal Controls over Financial Reporting (“ICFR”)

NXT’s Chief Executive Officer and Chief Financial Officer (together the “Responsible Officers”) are responsible for establishing and maintaining DCPs, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company’s year-end consolidated financial statements and MD&A are being prepared.

DCPs and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant securities regulatory authorities in either Canada or the United States of America. DCPs include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Responsible Officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

In evaluating the effectiveness of the Company’s DCPs as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCPs:

•

due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties – NXT partially mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

•

NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. NXT partially mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.

Given the small size of the Company’s finance team, management has established a practice of increased engagement of the Company’s Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased the engagement of external consultants and legal counsel as well.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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The Responsible Officers concluded that, as at December 31, 2021, its ICFR is not effective and as a result its DCPs are not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company’s consolidated financial statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including:

•	the implementation of controls with regards to the review procedures surrounding its disclosure; and

•	engagement of third-party specialists. In addition, the Chief Financial Officer engages subject matter consultants as the need arises.

There were no changes to the Company’s ICFR in Q4-21.

It should be noted that a control system, including the Company’s DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

Additional Information

Additional information related to the Company, including the Company’s Annual Information Form, is available on NXT’s website at www.nxtenergy.com and on SEDAR at www.sedar.com.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2021
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